Cytation Corporation

251 Thames Street, No. 8
PO Box 809
Bristol, RI 02809

Richard A. Fisher
Chairman and General Counsel

January 5, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Re:  Cytation Corporation
       Form 10KSB for Fiscal Year Ended December 31, 2004
       Form 10-QSB for Fiscal Quarter Ended March 31, 2005
       Form 10-QSB for Fiscal Quarter Ended June 30, 2005
       File No. 814-00675

Dear Mr. Jacobs:

Reference is hereby made to the comment letter of Steven Jacobs, Accounting Branch Chief of the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), dated January 4, 2006, addressed to Kevin J. High, President of Cytation Corporation (the "Company"). Your comments have been inserted in this letter, and our responses appear immediately below.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

1. We have reviewed your revisions made in response to comment four in our letter dated December 9, 2005. The revisions to the balance sheets as of September 30, 2005 and December 31, 2004 and the statements of operations for the three and nine months ended September 30, 2005 and 2004 to give retroactive effect for the 2-for-1 stock dividend declared November 14, 2005 are not consistent with your disclosure regarding this dividend. Based on the revised financial statements, it appears that .5 shares were issued for every one share outstanding on the date of record, rather than 1 additional share for every 1 share outstanding. Please confirm to us that the presentation in the financial statements is correct and revise your disclosure in future filings regarding this stock dividend. Alternatively, if the presentation in the financial statements is not correct, please revise.

The presentation in the financial statements is not correct. The 2-for-1 stock dividend granted an additional one share for each one share owned on the record date. The financial statements have been revised accordingly, and an amended 10-QSB for the fiscal quarter ended September 30, 2005 has been filed.

* * *

In connection with responding to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please contact me via email at cytation@gmail.com, by telephone at (401) 254-2841 or by facsimile at (401) 254-2844.

Very truly yours,

/s/ Richard Fisher
Chairman and General Counsel and Principal Financial Officer